(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-2796
CUSIP Number: 37245R107

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Gensym Corporation

Full Name of Registrant

[Not Applicable]

Former Name if Applicable

52 Second Avenue

Address of Principal Executive Office (Street and Number)

Burlington, MA 01803-4411

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in Gensym’s Current Reports on Form 8-K filed with the Securities and Exchange Commission on July 19, 2006 and March 6, 2007, Gensym has been engaged in an internal review of its accounting practices and oversight with respect to the accounting for certain software license and service agreement transactions and a self-initiated review of its historic stock option granting practices. Gensym is still in the process of analyzing the impact of these various accounting matters on the Company’s prior financial statements but expects that it will make adjustments to its historical financial statements relating to the timing of the recognition of revenue and the allocation of revenue between license fees and maintenance. These adjustments generally will have the effect of deferring revenue previously recognized until later periods.

The review of historic stock option granting practices did not uncover systematic backdating of option grants. Gensym did, however, identify mistakes in accounting for certain option grants where the measurement date for accounting purposes was incorrectly applied. As a result, Gensym will make adjustments to its previously reported non-cash compensation charges. Gensym expects that the cumulative impact of these adjustments from the year 1996 to the present will be less than $300,000.

Gensym is working with its auditors to complete the restatement of historical financial statements following these reviews. Gensym has already delayed the filing of its quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2006 and September 30, 2006. Because the restatement work is ongoing, Gensym is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Gensym currently cannot estimate when it may file the Form 10-K for the fiscal year ended December 31, 2006, but will do so as soon as practicable following resolution of the foregoing matters.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Robert Ashton, Chief Executive Officer (Name)	781-265-7100 (Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Gensym has not filed Form 10-Q for the fiscal quarters ended June 30, 2006 and September 30, 2006.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the matters more fully discussed in Part III above, Gensym cannot provide a reasonable estimate of the amount of any changes pending (1) the completion of the investigation of Gensym’s accounting treatment for certain software license and services agreements previously entered into, (2) the completion of the investigation into historical stock option grant practices and related accounting treatment and (3) the finalization of Gensym’s financial statements for the fiscal year ended December 31, 2006.

Gensym Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By:	/s/ Robert Ashton
Robert Ashton
Chief Executive Officer